Exhibit 99.5

MANAGEMENT DISCUSSION AND ANALYSIS
Three months ended June 30, 2011 and 2010
_______________________

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

This Management’s Discussion and Analysis (“MD&A”) of Keegan Resources Inc. (“Keegan” or the “Company”) has been prepared by management as of September 13, 2011 and should be read in conjunction with the Company’s consolidated interim financial statements for the three months ended June 30, 2011 and related notes thereto. Beginning April 1, 2011, Keegan reports under International Financial Reporting Standards (“IFRS”). The unaudited condensed consolidated interim financial statements for the three months ended June 30, 2011 have been prepared in accordance with IFRS with comparative information for 2010 restated under IFRS (see note 17 in the unaudited interim financial statements for reconciliations from Canadian generally accepted accounting principals (“GAAP”) to IFRS). All dollar amounts herein are expressed in United States dollars unless stated otherwise.

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on page 21 carefully.

Highlights for the three months ended June 30, 2011 and subsequent period to September 13, 2011

•
On August 3, 2011, the Company announced that it had entered into an option agreement with Sky Gold Mines Limited ("SGM"), a private Ghanaian company, to acquire 100% interest in a four-part concession (hereinafter described as the "Sky Gold Concession") within the Asankrangwa gold belt, where its flagship Esaase Deposit occurs. The cumulative land position of the Sky Gold Concession is over 118 sq km, which, when added to the existing property, brings Keegan's total land position to more than 216 sq. km. The Agreement requires Keegan to make cash payments of $0.4 million and to issue 50,000 KGN shares on or before the third anniversary of signing. Of these amounts $0.14 million has been paid and 10,000 shares are outstanding as issuable; the remaining cash and share payments are optional. SGM retains a 2% NSR, which Keegan has a first right of refusal to purchase.

•
On June 2, 2011, the Company announced the latest assay results from its Esaase Project drilling programs in five distinct areas of the project. 1) In its Main Zone resource infill program, the Company encountered significant, consistent gold intercepts including 138 m of 1.63 g/t Au, 116 m of 1.4 g/t Au, 85 m of 1.4 g/t Au, and 43 m of 1.89 g/t Au. 2) In its Main Zone resource expansion program, Keegan continues to encounter significant gold bearing intercepts in down dip step-out holes, including 100.9 meters of 1.64 g/t Au, 48 meters of 1.83 g/t Au, 155 meters of 0.64 g/t Au and 10 meters of 6.01 g/t Au. 3) At the D-1 Abuabo Zone, Keegan drilled 38 meters of 1.79 g/t Au (KGDD038) down dip from the current resource. 4) At the E zone to west of southern most resource area, recently discovered under alluvial cover, Keegan intercepted 26 meters of 1.23 g/t Au. 5) In a hole drilled 400 m to the north of the current extent of the Main Zone resource, Keegan intercepted 6 meters of 5.55 g/t.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

Description of the Business

The Company was incorporated on September 23, 1999 under the laws of British Columbia.  The Company is in the exploration and development stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production though the completion of pre-feasibility and feasibility studies. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and American Stock Exchange (“AMEX”) under the symbol “KGN”.

The Company continues to be well financed with cash and cash equivalents at June 30, 2011 of $227.3 million. Though, the Company expects to have to raise additional capital, management has estimated that the Company will have adequate funds from existing working capital to meet corporate, development, administrative and property obligations for the coming 24 months, including the completion of the pre-feasibility and feasibility studies of the Esaase property.

The Company has been judicious in its protection of the capital it has on hand by investing only in Guaranteed Investment Certificates and has no investments in asset-backed commercial paper.

The Company’s material properties consist of the Esaase Project and the Asumura Project as follows:

Esaase Gold Property

The Esaase Gold Property is located in the Amansi East District of Ghana, approximately 35km south west of the regional capital Kumasi. The property consists of several mining concessions, the three largest are named the Esaase Concession, Jeni River Concession and Sky Gold Concession.  The Esaase Concession is approximately 10km in a northeast direction by 4km in a northwest direction covering 42.32 square kilometers.

The property was acquired through an option agreement with Sametro Co. Ltd. (“Sametro”) dated May 3, 2006. Under the terms of the agreement, the Company was to make a series of cash payments totaling $0.89 million, issue 780,000 common shares and incur minimum exploration expenditures of $2.25 million over a three year period.

During the year ended March 31, 2008, after having already made cash payments of $0.5 million, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid $0.85 million to a creditor of Sametro and issued 40,000 additional common shares to Sametro. Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the royalty and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid $50,000 to the Bonte Liquidation Committee and $50,000 to the Minerals Commission of Ghana for the title transfer.

Both are governed by mining leases that grant the Ghanaian government a standard 10% carried interest and a 5% royalty and the Bonte Liquidation Committee a 0.5% royalty. Subsequent to the granting of these mining leases, the Ghanaian government amended the royalty scheme in Ghana. (See Ghanaian mining royalties in this section).

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

Acquisitions during the three months ended June 30, 2011 and the year ended March 31, 2011

On August 3, 2011, the Company announced that it had entered into an option agreement with Sky Gold Mines Limited ("SGM"), a private Ghanaian company, to acquire 100% interest in a four-part concession (hereinafter described as the "Sky Gold Concession") within the Asankrangwa gold belt, where its flagship Esaase Deposit occurs. The cumulative land position of the Sky Gold Concession is over 118 sq km, which, when added to the existing property, brings Keegan's total land position to more than 216 sq. km. The Agreement requires Keegan to make cash payments of $0.4 million and to issue 50,000 KGN shares on or before the third anniversary of signing. Of these amounts $0.14 million has been paid and 10,000 shares are outstanding as issuable; the remaining cash and share payments are optional. SGM retains a 2% NSR of which Keegan has an option to buy half (1% of 2%) for $5 million and has a first right of refusal to purchase the remainder.

Keegan’s Esaase Project: Current property position.

For the three months ended June 30, 2011, the Company incurred $9.3 million of exploration and evaluation expenditures on its Esaase Gold Property. These costs were spent on continuing the exploration and evaluation drill program, further defining the existing resource through infill and exploration drilling and engineering, geotechnical and metallurgical drill programs and development and engineering studies in support of the Company’s pre-feasibility and feasibility studies. Included in the development costs were $0.11 million in acquisition costs related to the acquisition of a 100% interest in the Dawohodo prospecting concession, an adjacent mineral concession to the Esaase Gold property.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

	3 months ended	3 months ended
	June 30, 2011	June 30, 2010

Asumura	$-	$285,548

Esaase
Camp operations	492,138	132,793
Development support costs	382,406	368,640
Equipment and infrastructure costs	344,391	445,189
Engineering studies	1,440,129	213,261
Exploration drilling	1,222,421	1,146,908
Exploration support costs	814,680	998,479
Health and environmental studies	641,885	169,784
Technical and in-fill drilling	2,604,780	652,594
Share-based compensation	1,329,506	592,324

Total Esaase project expenditures for the period	$9,272,336	$5,005,520

Mineral resource update

On December 13, 2010, the Company released an updated resource estimate for the Esaase Gold Project. The updated resource includes 3.23 million ounces of gold (an increase of 42%) in an Indicated Mineral Resource category with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.68 million ounces of gold (an increase of 2%) in an Inferred Mineral Resource category at an average grade of 1.0 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 4.91 million ounces of gold. A total of 770 holes drilled at collar spacing ranging from 25m by 40m to 40m by 80m and over 190,000m of drilling were used to establish the resource. This resource estimation represents over 3.5 km of strike length along the A-1 structure and includes drilling done in the B-1 and D-1 mineralized zones.

Esaase Gold Project - Global Resource Estimate
(See 43-101 technical report available on SEDAR.com)
Multiple Indicator Kriging Estimate (8mE x 10mN x 2.5mRL Selective Mining Unit) with
Ordinary Kriging Estimate (10mE x 40mN x 5mRL Parent Cell)

Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Ounces (Kozs)
Indicated
0.3	99.60	1.1	3,390
0.4	84.85	1.2	3,230
0.5	71.62	1.3	3,040
0.6	60.37	1.5	2,850
0.7	51.16	1.6	2,660
0.8	43.39	1.8	2,480
0.9	37.11	1.9	2,310
1	31.99	2.1	2,150

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

Inferred
0.3	57.71	1.0	1,770
0.4	50.07	1.0	1,680
0.5	41.46	1.2	1,560
0.6	34.10	1.3	1,430
0.7	28.15	1.4	1,310
0.8	23.26	1.6	1,190
0.9	19.27	1.7	1,080
1	16.28	1.9	990

Third party database verification, grade shell geometry, variography, and multiple indicator and ordinary kriging were executed out of the Perth office of Coffey Mining.

All of the zones remain open along strike and down dip and the Company continues to aggressively drill the concession to continue to expand the resources, particularly at depth on the main zone and along strike on the D zone, where Keegan is continuing to intercept mineralization as much as 2 km south of the current resource.

The Company continues to advance its project development studies with the goal to begin mine construction in the calendar year 2012. The Company’s Pre-Feasibility Study on the Esaase Gold Project is planned for completion prior to the calendar year ending 2011; the Company has also initiated field and development work to support a full Feasibility Study to be undertaken with completion targeted for the first half of the calendar year 2012.

Preliminary Economic Assessment Study

On April 6, 2010, the Company announced the results of the Preliminary Economic Assessment Study (the "Study") of its Esaase Gold Project.  The Study was completed by Lycopodium Minerals Pty Ltd. and Coffey Mining Pty Ltd both of Perth, Australia, using a base case Indicated Mineral Resource of 2.28 million ounces of gold (58.0 million tonnes grading 1.2 g/t gold at a cut-off grade of 0.4 g/t which relates to the economic cut-off in the Study) and Inferred Mineral Resource of 1.65 million ounces of gold (41.7 million tonnes grading 1.2 g/t gold at the same cut-off grade). Using a base case gold price of US$850 per ounce, the Study shows that the Project has a net pre-tax cash flow (undiscounted) of US$397 million with an after tax Net Present Value (NPV) of US$168 million using a 5% discount rate.  The mine would recover 1.98 million ounces of gold at a waste to ore strip ratio of 3.5 to 1 over a 10-year mine life.  Further details on the Preliminary Economic Assessment Study can be found on the Company’s website.

Continued exploration

On June 2, 2011, the Company announced additional assay results from its Esaase Project drilling programs in five distinct areas of the project: 1) In its Main Zone resource infill program, the Company encountered significant, consistent gold intercepts including 138 m of 1.63 g/t Au, 116 m of 1.4 g/t Au, 85 m of 1.4 g/t Au, and 43 m of 1.89 g/t Au. 2) In its Main Zone resource expansion program, Keegan continues to encounter significant gold bearing intercepts in down dip step-out holes, including 100.9 meters of 1.64 g/t Au, 48 meters of 1.83 g/t Au, 155 meters of 0.64 g/t Au and 10 meters of 6.01 g/t Au. 3) At the D-1 Abuabo Zone, Keegan drilled 38 meters of 1.79 g/t Au (KGDD038) down dip from the current resource. 4) At the E zone to west of southern most resource area, recently discovered under alluvial cover, Keegan intercepted 26 meters of 1.23 g/t Au. 5) In a hole drilled 400 m to the north of the current extent of the Main Zone resource, Keegan intercepted 6 meters of 5.55 g/t.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

The most recent drill results on the Esaase Gold Property may be found at www.keeganresources.com.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, effective in the fourth quarter of the fiscal year 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of both Esaase Gold Property and Keegan Resources Ghana Limited (“Keegan Ghana”). Keegan Ghana has reserved for issue 10% of its common shares to the Ghanaian government, and one government representative was appointed to its Board of Directors. The 10% ownership stake represents a non-participating interest where the Ghanaian Government is entitled to 10% of declared dividends from the net profit of Keegan Ghana at the end of a financial year but does not have to contribute to its capital investment.

Ghanaian mining royalties

On March 19th, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703), which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The section now states that a holder of a mining lease, restricted mining lease, or small-scale mining license shall pay royalty in respect of minerals obtained from its mining operations to the Republic of Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently, uncertainty exists on how this amendment will affect the Esaase gold property’s existing mining lease and whether this rate will change as the Company goes through negotiations with the government with respect to a stability or development agreement for the project.

Esaase option agreement suit

To date, there has been no material progress with respect to the outstanding lawsuit against the Company and the Ghana Minerals Commission pertaining to the title on the Esaase property. The Company continues to view the allegations as being without merit and are being defended vigorously. (See three months ended June 30, 2011 financial statements, note 12(b) for details.)

Asumura Gold Property

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for US$2,000,000 from GTE and the remaining 50% may be purchased for an additional US$4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a further 5% royalty and 10% carried interest by the Ghanaian government.

During the second quarter of the fiscal year ending March 31, 2011, the Company initiated its drill program on the Asumura Gold Property. With the completion of the field program in March 2011, management is in the process of reviewing its technical data to determine the next phase for the project. The Company did not have any exploration expenditures during the quarter on the Asumura property.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

Exploration and Mineral Resources

In 2008, Keegan released an intercept of 14 m of 4.48 g/t Au from the NW target at Asumura, with additional results confirming bedrock mineralization over a two-kilometer strike length. Surface sampling on the Asumura property has continued and Keegan completed a 5,000-meter drill program consisting of core holes focusing on five primary target areas.

Qualified Person – Esaase and Asumura

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Pty Ltd, utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Core portions of the drill holes consist predominantly of HQ core. They were logged and sawn on site with half samples sent to the lab. All samples are analyzed for gold using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. In Tarkwa, Ghana, SGS Labs in Tarkwa, Ghana, and ALS Chemex Labs in Kumasi, Ghana. QA/QC programs emplaced by Keegan and Coffey Mining show industry acceptable precision and accuracy limits on both Certified Standards and duplicate samples. Coffey Mining Pty Ltd, under the direction of Brian Wolfe, who is a Qualified Person with respect to NI 43-101, validated the database and QA/QC programs, supervised the wireframing of the grade shells, and performed the variography, block modeling, multiple indicator and ordinary kriging and resource estimate and has approved this news release. Change of support was applied to emulate increased selectivity at mining.

The revised resource estimate issued under the Company’s most recent NI 43-101 technical report dated December 16, 2010 and amended February 4, 2011 was prepared by Coffey Mining. The independent Qualified Persons, under the standards set forth by National Instrument 43-101, for this report are Mr. Brian Wolfe, Mr. Harry Warries and Mr. Christopher Waller, all members of the AusIMM.

The Preliminary Economic Assessment Study was prepared by Lycopodium under the supervision of Mr. Aidan Ryan and by Coffey under the supervision of Mr. Harry Warries and Mr. Brian Wolfe, all members of the AusIMM and independent Qualified Persons under the standards set forth by National Instrument 43-101.

Mr. Maurice Tagami, P. Eng., a registered professional engineer, is the Company's designated Qualified Person for the purposes of the Preliminary Economic Assessment Study. Lycopodium has subsequently delivered a 43-101 report to the Toronto Stock Exchange, which is available at www.sedar.com.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

Results of Operations

	Three months ended June 30
	2011	2010

Administration expenses:
Amortization	$50,387	$18,637
Bank charges and interest	16,491	6,262
Consulting fees, directors' fees and wages and benefits	656,512	579,609
Office, rent and administration	263,273	164,921
Professional fees	99,085	53,351
Regulatory fees, transfer agent and shareholder information	76,035	37,371
Share-based compensation	2,780,065	1,933,613
Travel, promotion and investor relations	233,773	281,410
	4,175,621	3,075,174

Exploration and evaluation expenditures	9,272,336	5,005,520

Other expenses (income):
Interest and other income	(626,831)	(63,386)
Accretion expense	61,428	-
Foreign currency warrant revaluation	(383,259)	(121,025)
Foreign exchange (gain) loss	(228,182)	1,620,747
	(1,176,844)	1,436,336

Loss and comprehensive loss for the period	$12,271,113	$9,517,030

Three months ended March 31, 2011 and 2010

During the three months ended June 30, 2011, Keegan incurred a net loss of $12.3 million or $0.16 per share compared to a net loss of $9.5 million or $0.21 per share during the same period in the previous year, an increase of $2.8 million or approximately 29%.

Exploration and evaluation expenditures were $9.2 million during the three months ended June 30, 2011 as compared to $5.0 million in the same period of the previous year, an increase of $4.2 million or 84%. The increase relates to the acceleration of the Company’s development program in connection with the planned completion of the prefeasibility study and the continuation of its exploration programs.

Administration expenses incurred during the three months ended June 30, 2011 increased by $1.1 million or approximately 35% as compared to the same period in the previous year. The main reason for this increase was an increase in Stock-based compensation expense of $0.9 million. The total expense in the current quarter was $2.8 million as compared to $1.9 million in the same quarter of the previous year. The increase resulted from the granting of 2.5 million stock options at an exercise price of $8.00 during the last quarter of fiscal year 2011 that have continued to vest during the three months ended June 30, 2011. This option grant relates to the expansion of the executive and technical teams as the Company moves forward with its development of the Esaase property.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

Other significant increases in administration include the following:

-
consulting fees, directors’ fees and wages (by $0.1 million or 13%) as a result of additional employees added in both the Canadian and Ghanaian administration offices to support the Company as it moves forward with its development plans for the Esaase property;

-	office, rent and administrative costs (by $0.1 million or 59%), consistent with the expansion of the Company’s administrative infrastructure and operations.

Other income for the three months ended June 30, 2011 was $1.2 million as compared to other expense of $1.4 million in the same period in the previous year, an increase $2.6 million (185%). This change is due to increased investment income from the invested proceeds from the Company’s $213 million bought deal financing in the second half of the fiscal year 2011. Other impacts to other income resulted from a decreased net exposure to currency risk as the Company now holds a majority of its cash balances in United States dollars compared to the same period in the previous year when the Company had significantly more of its cash balances held in foreign currencies.

Summary of Quarterly Results

The Company’s current period financial results varied from the last eight reporting periods due to fluctuations in the level of activity of the exploration, project development, administration and investor relations project groups. As the Company has further developed its technical and geological understanding of the Esaase deposit, an increased focus has been placed on bringing the project through the feasibility process and into commercial production. The rate at which the Company’s treasury has been spent has steadily increased period over period and is expected to continue to do so as long as management views the development of the Esaase project as favorable.

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Loss	Comprehensive loss	Loss per share
June 30, 2011	$626,831	$12,271,113	$12,271,113	$0.16
March 31, 2011	$280,720	$11,119,519	$11,119,519	$0.19
December 31, 2010	$72,582	$7,577,325	$7,577,325	$0.16
September 30, 2010	$66,047	$6,835,237	$6,835,237	$0.15
June 30, 2010	$63,386	$9,517,030	$9,517,030	$0.21
March 31, 2010(1)	C$ 26,031	C$ 1,590,680	C$ 1,590,680	C$ 0.04
December 31, 2009(1)	C$ 52,269	C$ 2,270,596	C$ 2,270,596	C$ 0.06
September 30, 2009(1)	C$ 6,400	C$ 1,850,922	C$ 1,850,922	C$ 0.05

(1) Information for fiscal year 2010 is presented in Canadian dollars and in accordance with Canadian GAAP and has not been restated in accordance with IFRS.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

Liquidity and Capital Resources

The Company had working capital of $224.1 million at June 30, 2011 compared to $231.5 million at March 31, 2011, representing a decrease in working capital of $7.4 million. As at June 30, 2011, the Company had cash and cash equivalents of $227.3 million compared to cash and cash equivalents of $236.3 million as at March 31, 2011.

During the three months ended June 30, 2011, an aggregate of 419,200 common shares were issued for gross proceeds of $1.7 million on exercise of share based options.

During the year ended March 31, 2011, the Company raised net cash of $205.8 million, the majority of which arose from the Company’s February 17, 2011 bought deal financing. The remainder of the Company’s financing was $3.6 million from the exercise of share purchase options and $0.7 million from the exercise of broker’s warrants.

During the three months ended June 30, 2011, Keegan expended $9.3 million in exploration and evaluation expenditures and $2 million in administrative expenses (net of accounts payable and stock-based compensation) and $0.6 million in acquisition of mineral concessions and plant and equipment. Keegan has budgeted $5.7 million for general and administrative expenses and $29.8 million for property development, exploration and acquisition costs for the fiscal year 2012.

Keegan’s plan of operations for fiscal 2012 are:

(a)	complete the pre-feasibility and feasibility studies for the Esaase Gold project;

(b)
continue exploration at Esaase to add to the existing resource estimates and convert additional resources to an indicated resources category.  Exploration will consist of reverse circulation and core drilling of current exploration and resource extension targets including down dip on the deposit, with-in the Dawohodo concession and along the B and D zones to the north east of the deposit;

(c)	commence detailed engineering studies for the ultimate design and operation of facilities at Esaase and review potential purchases for long-lead capital purchases;

(d)	continue working with local communities, the Ghanaian government and the EPA to both advance community relations and the permitting of the Esaase project.

The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for fiscal 2012 and 2013.  Additional funds may be received through the exercise of outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or common stock offering.  The Company may also consider other forms of project financing that may include but won’t be limited to debt.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

As at June 30, 2011, the other sources of funds potentially available to the Company are through the exercise of 284,050 broker warrants with an exercise price of $7.50 and of the outstanding stock options with terms as follows:

Exercise price	Number outstanding at June 30, 2011	Expiry date	Number exercisable at June 30, 2011

C$2.44	180,000	November 10, 2011	180,000
C$4.20	365,000	February 5, 2013	365,000
C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	225,000	July 2, 2014	225,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	345,000	October 6, 2014	345,000
C$6.50	220,000	December 14, 2014	220,000
C$6.19	1,442,050	May 26, 2015	1,047,050
C$7.83	105,000	October 20, 2015	47,500
C$9.00	225,000	November 30, 2015	112,500
C$8.00	2,530,000	March 17, 2016	948,750
	5,794,550		3,648,300
Weighted average contractual life remaining at June 30, 2011	3.92		3.55

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised.

During the years, financing for the Company’s operations has been funded primarily from share issuances through private placements and the exercise of warrants and options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in its resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

Commitments

As at June 30, 2011, the Company has contractual commitments with certain service providers in Ghana and Canada. The amounts due under these contracts and their payment terms are as follows:

2012	$540,221
2013	703,404
2014	589,356
2015	589,356
2016	98,226
$2,520,564

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

Reconciliation of previous financings

Reconciliation of Use of Proceeds from February 2011 Offering

Esaase Property Costs			Budget ($ 000s)	Actual ($ 000s)
Phase 1	Exploration	Drilling Assaying	11,200 1,680	1,222 815
	Development	Drilling	5,750	2,605
		Technical Drilling (Hydrogeo & Percussion)	500	-
		Assaying Metallurgy	862 500	- -
		Engineering Studies	2,250	1,440
		Wages and Overhead-Owners Development Team	2,000	383
	Health Safety Environment and Community (HSEC)		1,750	642
	Contingency (15%)		3,973	837
	Sub-Total:		30,466	7,944
Phase 2 (First 12 Months Only)	Engineering, Procurement, Construction Management		18,000	-
	Pre-Production excavation		3,750	-
	Infrastructure		7,000	-
	Mining Equipment Fleet		24,000	-
	Long Lead Process Plant Items		9,000	-
	Health Safety Environment and Community (HSEC)		1,750	-
	Camp Costs Camp Construction & Vehicles	Camp Operational Costs Camp Construction & Vehicles	9,472 5,000	- -
	Wages and Overhead-Owners Development Team		4,000	-
	Contingency (15%)		12,295	-
	Sub-Total:		94,268	-
Total 24 month budget for Esaase Property			124,735	7,944
Corporate development and overhead (estimated at $500,000 per month)			12,000	1,345
Unallocated working capital and potential acquisitions			72,865	673
Total Use of Proceeds			$209,600	$9,962

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Transactions with Related Parties

The Company has a consulting agreement with “Rock-on Exploration Ltd.”, a private company controlled by a director of the Company in the amount of $ 10,000 per month plus benefits. During the three months ended June 30, 2011, the Company paid consulting fees and benefits of $35,370 (2010 - $91,337) under this agreement.

Included in professional fees is $nil (2010 - $15,414) for accounting fees to “Tony M. Ricci, Inc.”, a private company controlled by an officer of the Company during the three months ended June 30, 2011.

During the three months ended June 30, 2011, the Company charged a total of $311,506 (2010 - $nil) for the recovery of shared administrative costs to Cayden Resources Inc., Stratton Resources Inc. and Georgetown Capital Corp. – publicly listed companies with directors and officers in common.

These transactions were conducted in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities, as at June 30, 2011, is $35,370 (March 31, 2010 - $99,386) owing to “Rock-on Exploration Ltd.”

Included in accounts receivable, as at June 30, 2011, is a total of $18,126 (March 31, 2010 - $26,401) due from Cayden Resources Inc., Stratton Resources Inc. and Georgetown Capital Corp. for reimbursable expenses.

Subsequent Events

Subsequent to June 30, 2011, the Company received an aggregate of $0.11 million upon exercises of 17,050 stock options at an average exercise price of $6.45 per share.

Subsequent to June 30, 2011, the Company granted incentive stock options to employees and directors to purchase 375,000 common shares at a weighted average exercise price of C$7.59 per share expiring five years from date of grant.

Proposed Transactions

None

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of long-lived assets including mineral properties, amortization of furniture, equipment and leasehold improvements and the valuation of stock-based compensation. Actual results could differ from those estimates.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. The discount used to calculate the present value is the Company’s estimated cost of capital. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

The assumptions used to determined the Company’s asset retirement obligation are as follows:

	2011	2010
Undiscounted and uninflated estimated future cash obligation	$8,186,463	$49,860
Expected term till settlement	13 years	1 year
Discount rate	3.46%	-

Stock-based compensation: The Company accounts for all stock-based payments and awards made to employees and non-employees under the fair value based method. Fair value is estimated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Changes in Accounting Policies including Initial Adoption

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), will replace Canadian GAAP for publicly accountable enterprises and must be adopted for fiscal years beginning on or after January 1, 2011.

As a result, Keegan now reports under IFRS for interim and annual periods beginning April 1, 2011, with comparative information for the prior fiscal year restated under IFRS. Adoption of IFRS requires the Company to make certain accounting policy choices. Refer to notes 2, 3 and 17 in the unaudited consolidated interim financial statements for the period ended June 30, 2011 for details on the adoption of IFRS, including the significant accounting policies, IFRS exemptions applied and for reconciliations from Canadian generally accepted accounting principles to IFRS.

Financial Instruments and Other Instruments

As at June 30, 2011, the Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and share purchase warrants denominated in a currency different from the Company’s functional currency.

The following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

			June 30, 2011
	Category	Carrying Value	Amount	Fair value hierarchy
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$227,257,486	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	273,265	N/A
			$227,530,751

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$3,930,457	N/A
Share purchase warrants	Fair-value-through profit and loss	Fair Value	468,810	Level 2
			$4,399,267

			March 31, 2011
	Category	Carrying Value	Amount	Fair value hierarchy
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$236,329,452	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	95,816	N/A
			$236,425,268

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$5,236,343	N/A
Share purchase warrants	Fair-value-through profit and loss	Fair Value	852,070	Level 2
			$6,088,413

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

The fair value of share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions:

	Three months ended June 30,
	2011	2010
Risk free interest rate	2.13%	0.97%
Expected dividend yield	0%	0%
Stock price volatility	51%	25%
Expected life of warrants	1.64 years	0.40 years

The risk exposure arising from these financial instruments is summarized as follows:

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. As at June 30, 2011, the receivables consist primarily of interest receivable of $255,140 (March 31, 2011 - $70,218) and other receivables of $18,125 (March 31, 2011 - $25,598), neither of which are considered past due.

(b)           Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at June 30, 2011, the Company had a cash and cash equivalents balance of $227,257,486 (March 31, 2011 – $236,329,452) to settle current liabilities of $3,930,457 (March 31, 2011 - $5,236,343) that mainly consist of accounts payable that are considered short term and  expected to be settled within 30 days.

(c)           Market risk

i.      Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 100 basis points in the interest rates would result in a corresponding increase or decrease in net loss of approximately $2,272,575 as at June 30, 2011 (March 31, 2011 - $2,363,294).

ii.           Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. In addition, the Company has share purchase warrants denominated in Canadian dollars.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

A significant change in the currency exchange rates between the US dollar relative to Canadian dollar (“CAD”), Ghanaian Cedi and the Australian dollar (“AUS”) could have an effect on the Company’s results of operations, financial position or cash flows. At June 30, 2011 and March 31, 2011, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies:

	June 30, 2011			March 31, 2011
	CAD	Ghana Cedis	AUD	CAD	Ghana Cedis	AUD
Cash and cash equivalents	145,816,861	195,825	-	171,881,945	348,177	-
Accounts payable	(505,555)	-	(667,114)	(238,338)	(3,699,374)	(25,985)
Share purchase warrants	(468,810)	-	-	(852,070)	-	-
Net exposure	144,842,496	195,825	(667,114)	170,791,537	(3,351,197)	(25,985)

A 10% appreciation or deprecation of the above mentioned currencies compared with the US dollar would result in a corresponding increase or decrease in net assets of approximately $14,437,121 as at June 30, 2011 (March 31, 2011 - $16,741,435).

iii.           Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at June 30, 2011 and March 31, 2011, the Company was not exposed to other price risk.

(d)           Fair value

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

(e)            Items of income, expense, gains or losses

	Three months ended June 30,
	2011	2010
Interest income from loans and receivable	$605,531	$63,386

Unrealized gain on revaluation of share purchase warrants	$383,260	$121,025

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with IFRS and in accordance with accounting policies set out in the notes to the consolidated financial statements for the period ended June 30, 2011. As at the end of the period covered by this management’s discussion and analysis, management evaluated the design and effectiveness of the Company’s internal control over financial reporting as required by Canadian securities laws.

There has been no material change in the Company’s internal control over financial reporting during the three months ended June 30, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting as at June 30, 2011, as required by Canadian securities laws, and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

Summary of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares without par value and unlimited preferred shares without par value. As at the date of this MD&A, there were 75,303,788 common shares issued and outstanding.

The following stock options were outstanding as at the date of this MD&A:

Exercise price	Number outstanding at September 30, 2011	Expiry date	Number exercisable at September 30, 2011

C$2.44	180,000	November 10, 2011	180,000
C$4.20	365,000	February 5, 2013	365,000
C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	225,000	July 2, 2014	225,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	345,000	October 6, 2014	345,000
C$6.50	220,000	December 14, 2014	220,000
C$6.19	1,412,500	May 26, 2015	1,221,250
C$7.83	105,000	October 20, 2015	61,875
C$9.00	225,000	November 30, 2015	140,625
C$8.00	2,480,000	March 17, 2016	930,000
C$7.55	235,000	July 8, 2016	58,750
C$7.66	140,000	August 2, 2016	35,000
	6,090,000		3,940,000
Weighted average contractual life remaining at June 30, 2011	3.77		2.26

Other sources of funding potentially available to the Company are through the exercise of 284,050 broker warrants with an exercise price of $7.50.

Additional disclosures pertaining to the Company’s filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2011 and 2010

Forward-looking statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 20-F filing for the year ended March 31, 2011, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.